

Mail Stop 4628

January 18, 2018

<u>Via E-mail</u>
Niall Nolan
Chief Financial Officer
Navigator Holdings LTD.
21 Palmer Street
London, SW1H 0AD
United Kingdom

   Re: **Navigator Holdings LTD.**
     10-K for Fiscal Year Ended December 31, 2016
     Filed March 1, 2017
     File No. 001-36202

Dear Mr. Nolan:

  We refer you to our comment letter dated December 21, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Cecilia Blye

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Ann Parker
   Assistant Director
   Division of Corporation Finance